March 13, 2020	Registration Statement Nos. 333-222672 and 333-222672-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$1,000,000

Contingent Interest Accrual Notes Linked to the S&P 500® Index due March 14, 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek variable monthly Contingent Interest Payments determined by reference to the closing level of the S&P 500® Index on each day that is a scheduled trading day during the monthly Accrual Determination Periods, which we refer to as an Accrual Determination Date. Interest will accrue on the notes on an Accrual Determination Date during an Accrual Determination Period only if the closing level of the Index on that Accrual Determination Date is greater than or equal to 80.00% of the Strike Value, which we refer to as the Interest Barrier.
•	Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Accrual Determination Periods.
•	Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes priced on March 13, 2020 and are expected to settle on or about March 18, 2020. The Strike Value has been determined by reference to the closing level of the Index on March 11, 2020 and not by reference to the closing level of the Index on the Pricing Date.
•	CUSIP: 48132KKF1

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$7.50	$992.50
Total	$1,000,000	$7,500	$992,500

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $7.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $949.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-I dated April 5, 2018, underlying supplement no. 1-I dated April 5, 2018 and the prospectus and prospectus supplement, each dated April 5, 2018

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The S&P 500® Index (Bloomberg ticker: SPX)

Contingent Interest Payments: Notwithstanding anything to the contrary in the accompanying product supplement, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to:

$1,000 × n/252 × Contingent Interest Rate

where “n” = the aggregate number of Accrual Determination Dates in the applicable Accrual Determination Period on which the closing level of the Index is greater than or equal to the Interest Barrier.

If, on each Accrual Determination Date of an Accrual Determination Period, the closing level of the Index is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Accrual Determination Period.

Contingent Interest Rate: 4.40% per annum. This is reflected in the monthly Contingent Interest Payment calculation.

Interest Barrier / Buffer Threshold: 80.00% of the Strike Value, which is 2,193.104

Buffer Amount: 20.00%

Downside Leverage Factor: 1.25

Strike Date: March 11, 2020

Pricing Date: March 13, 2020

Original Issue Date (Settlement Date): On or about March 18, 2020

Accrual Determination Date*: A day that is a scheduled trading day

Accrual Determination Period: The period from, but excluding, the Pricing Date to, and including, the first Accrual Determination Period End Date and each successive period from, but excluding, an Accrual Determination Period End Date to, and including, the next succeeding Accrual Determination Period End Date

Accrual Determination Period End Dates*: April 13, 2020, May 11, 2020, June 11, 2020, July 13, 2020, August 11, 2020, September 11, 2020, October 13, 2020, November 12, 2020, December 11, 2020, January 11, 2021, February 11, 2021, March 11, 2021, April 12, 2021, May 11, 2021, June 11, 2021, July 12, 2021, August 11, 2021, September 13, 2021, October 12, 2021, November 12, 2021, December 13, 2021, January 11, 2022, February 11, 2022, March 11, 2022, April 11, 2022, May 11, 2022, June 13, 2022, July 11, 2022, August 11, 2022, September 12, 2022, October 11, 2022, November 14, 2022, December 12, 2022, January 11, 2023, February 13, 2023, March 13, 2023, April 11, 2023, May 11, 2023, June 12, 2023, July 11, 2023, August 11, 2023, September 11, 2023, October 11, 2023, November 13, 2023, December 11, 2023, January 11, 2024, February 12, 2024, March 11, 2024, April 11, 2024, May 13, 2024, June 11, 2024, July 11, 2024, August 12, 2024, September 11, 2024, October 11, 2024, November 12, 2024, December 11, 2024, January 13, 2025, February 11, 2025 and March 11, 2025 (the “final Determination Date”)

Interest Payment Dates*: April 16, 2020, May 14, 2020, June 16, 2020, July 16, 2020, August 14, 2020, September 16, 2020, October 16, 2020, November 17, 2020, December 16, 2020, January 14, 2021, February 17, 2021, March 16, 2021, April 15, 2021, May 14, 2021, June 16, 2021, July 15, 2021, August 16, 2021, September 16, 2021, October 15, 2021, November 17, 2021, December 16, 2021, January 14, 2022, February 16, 2022, March 16, 2022, April 14, 2022, May 16, 2022, June 16, 2022, July 14, 2022, August 16, 2022, September 15, 2022, October 14, 2022, November 17, 2022, December 15, 2022, January 17, 2023, February 16, 2023, March 16, 2023, April 14, 2023, May 16, 2023, June 15, 2023, July 14, 2023, August 16, 2023, September 14, 2023, October 16, 2023, November 16, 2023, December 14, 2023, January 16, 2024, February 15, 2024, March 14, 2024, April 16, 2024, May 16, 2024, June 14, 2024, July 16, 2024, August 15, 2024, September 16, 2024, October 16, 2024, November 15, 2024, December 16, 2024, January 16, 2025, February 14, 2025 and the Maturity Date

Maturity Date: March 14, 2025

Payment at Maturity:

If the Final Value is greater than or equal to the Buffer Threshold, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) any Contingent Interest Payment applicable to the Maturity Date.

If the Final Value is less than the Buffer Threshold, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment applicable to the Maturity Date, will be calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Amount) × Downside Leverage Factor]

If the Final Value is less than the Buffer Threshold, you will lose some or all of your principal amount at maturity.

Index Return:

(Final Value – Strike Value)
Strike Value

Strike Value: The closing level of the Index on the Strike Date, which was 2,741.38. The Strike Value is not the closing level of the Index on the Pricing Date.

Final Value: The closing level of the Index on the final Determination Date

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

PS-1 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a)       for purposes of determining “n” as set forth under “Key Terms — Contingent Interest Payments” in this pricing supplement, each Accrual Determination Date in an Accrual Determination Period is a Determination Date (as defined in the accompanying product supplement) and will be subject to postponement as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” in the accompanying product supplement;

(b)       notwithstanding anything to the contrary in the accompanying product supplement, the amount of each Contingent Interest Payment will be calculated as set forth under “Key Terms — Contingent Interest Payments” in this pricing supplement and not according to the formula set forth under “Description of Notes — Payments on the Notes — Interest Payments” in the accompanying product supplement; and

(c)       notwithstanding anything to the contrary in the accompanying product supplement, in case an event of default with respect to the notes shall have occurred and be continuing, any amount payable as described under the second paragraph of “General Terms of Notes — Payment upon an Event of Default” will include any final Contingent Interest Payment calculated as set forth under “Key Terms — Contingent Interest Payments” in this pricing supplement as if the date of acceleration were (a) the final Determination Date and (b) the Final Disrupted Determination Date (as defined in the accompanying product supplement) for the final Determination Date (if the date of acceleration is a Disrupted Day (as defined in the accompanying product supplement)).

How the Notes Work

Contingent Interest Payments

See “Hypothetical Examples of Contingent Interest Payment Calculations” for more information about how the amount of the Contingent Interest Payment for an Accrual Determination Period is calculated.

PS-2 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

Payment at Maturity

Hypothetical Examples of Contingent Interest Payment Calculations

The following examples show how to calculate the Contingent Interest Payment for a hypothetical Accrual Determination Period. The examples assume that there are 21 Accrual Determination Dates in the applicable Accrual Determination Period and reflect the Contingent Interest Rate of 4.40% per annum. The hypothetical closing levels and Contingent Interest Payments set forth below are for illustrative purposes only and do not correspond to the actual closing levels and Contingent Interest Payment for any Accrual Determination Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The closing level of the Index is greater than or equal to the Interest Barrier on 14 Accrual Determination Dates during the Accrual Determination Period. In this case, the Contingent Interest Payment for the Accrual Determination Period is calculated as follows:

$1,000 × (14/252) × 4.40% = $2.4444

Example 2: The closing level of the Index is greater than or equal to the Interest Barrier on 7 Accrual Determination Dates during the Accrual Determination Period. In this case, the Contingent Interest Payment for the Accrual Determination Period is calculated as follows:

$1,000 × (7/252) × 4.40% = $1.2222

Example 3: The closing level of the Index is less than the Interest Barrier on each Accrual Determination Date during the Accrual Determination Period. In this case, the Contingent Interest Payment for the Accrual Determination Period is $0.00.

Hypothetical Examples of Payout at Maturity

The following examples illustrate the hypothetical payment at maturity on the notes linked to a hypothetical Index, assuming a range of performances for the hypothetical Index on the final Determination Date. Each hypothetical payment set forth below does not reflect any Contingent Interest Payments that might be payable. See “Hypothetical Examples of Contingent Interest Payments Calculations” for more information on how the amount of the Contingent Interest Payment for an Accrual Determination Period is calculated.

In addition, the hypothetical payments set forth below assume the following:

•	a Strike Value of 100.00;
•	a Buffer Threshold of 80.00 (equal to 80.00% of the hypothetical Strike Value);
•	a Buffer Amount of 20.00%; and
•	a Downside Leverage Factor of 1.25.
PS-3 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

The hypothetical Strike Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Strike Value. The actual Strike Value is the closing level of the Index on the Pricing Date and is specified under “Key Terms — Strike Value” in this pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 —The Final Value is greater than or equal to the Buffer Threshold.

Date	Closing Level	Payment (per $1,000 principal amount note)
Final Determination	80.00	$1,000.00 + any Contingent Interest Payment

Because the Final Value is greater than or equal to the Buffer Threshold, the payment at maturity, for each $1,000 principal amount note, will be $1,000 plus any Contingent Interest Payment applicable to the Maturity Date. The total amount paid on the notes will depend on the amount of Contingent Interest Payments received with respect to each Interest Payment Date.

Example 2 —The Final Value is less than the Buffer Threshold.

Date	Closing Level	Payment (per $1,000 principal amount note)
Final Determination	50.00	$625.00

Because the Final Value is less than the Buffer Threshold and the Index Return is -50.00%, the payment at maturity, in addition to any Contingent Interest Payment applicable to the Maturity Date, will be $625.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-50.00% + 20.00%) × 1.25] = $625.00

The total amount paid on the notes will depend on the amount of Contingent Interest Payment received with respect to each Interest Payment Date.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the Final Value is less than the Buffer Threshold, you will lose 1% of the principal amount of your notes for every 1.25% that the Final Value is less than the Strike Value by more than 20.00%. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.

•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —

The amount of interest, if any, you will receive with respect to each Accrual Determination Period will depend on the number of Accrual Determination Dates during the relevant Accrual Determination Period on which the closing level of the Index is greater than or equal to the Interest Barrier. Although the Contingent Interest Rate is a fixed rate, the effective rate of interest paid by us for each Accrual Determination Period is not fixed.

Interest will accrue on the notes on an Accrual Determination Date during an Accrual Determination Period only if the closing level of the Index on that Accrual Determination Date is greater than or equal to the Interest Barrier. If, on each Accrual Determination Date of an Accrual Determination Period, the closing level of the Index is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Accrual Determination Period. Accordingly, if, on each Accrual Determination Date of each Accrual Determination Period, the closing level of the Index is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.

If you do not earn sufficient Contingent Interest Payments over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security issued by us with a comparable maturity. Although the amount of any Contingent Interest Payment is determined, in part, by reference to the performance of the Index, the notes do not actually pay interest that tracks the return of the Index. You should consider, among other things, the overall effective annual percentage rate of interest to maturity as compared to other investment alternatives.

PS-4 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

•	THE AMOUNT OF ANY CONTINGENT INTEREST PAYMENT IS BASED ON THE CLOSING LEVEL OF THE INDEX, WHICH MAY RESULT IN AN EFFECTIVE INTEREST RATE OF ZERO —

Although the Contingent Interest Rate is a fixed rate, for every Accrual Determination Date during any Accrual Determination Period on which the closing level of the Index is less than the Interest Barrier, the amount of the Contingent Interest Payment for that Accrual Determination Period will be reduced. The amount of interest that accrues on the notes in any Accrual Determination Period may decrease even if the Index appreciates. If, on each Accrual Determination Date of an Accrual Determination Period, the closing level of the Index is less than the Interest Barrier, the effective interest rate for that Accrual Determination Period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during that period.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,

regardless of any appreciation of the Index, which may be significant. You will not participate in any appreciation of the Index.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX,

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.

•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	THE RISK OF THE CLOSING LEVEL OF THE INDEX FALLING BELOW THE INTEREST BARRIER OR BUFFER THRESHOLD IS GREATER IF THE LEVEL OF THE INDEX IS VOLATILE.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are

PS-5 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-6 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

The Index

The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 2, 2015 through March 13, 2020. The closing level of the Index on March 13, 2020 was 2,711.02. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any Accrual Determination Date or the final Determination Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. Assuming this treatment is respected, subject to the following sentence, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, if you sell your notes between Interest Payment Dates, it is likely that you will be treated as having ordinary income equal to the amount of the Contingent Interest Payment that has accrued as of the date of the sale. You should consult your tax adviser regarding this issue.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.You should consult

PS-7 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income). If the notes are recharacterized, in whole or in part, as debt instruments, withholding could also apply to payments of gross proceeds of a taxable disposition, including a redemption at maturity, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as FDAP Income). You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

PS-8 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

PS-9 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How the Notes Work,” “Hypothetical Examples of Contingent Interest Payment Calculations” and “Hypothetical Examples of Payout at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on March 8, 2018.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

PS-10 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004519/dp87528_424b2-ps4i.pdf
•	Underlying supplement no. 1-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004514/crt_dp87766-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-11 | Structured Investments Contingent Interest Notes Linked to the S&P 500® Index